November  4,  2005

MAIL  STOP  7010
----------------

Mr.  H.  Roger  Schwall                                Faxed  to:  202-772-9368
Assistant  Director
U.S.  Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549


RE:     Battle  Mountain  Gold  Corp.  ("Registrant")
        Schedule  14C
        Filed  June  17,  2005
        Form  10-KSB
        Filed  April  22,  2005
        File  Number  0-50399

Dear  Mr.  Schwall:

In response to your comment letter of September 30, 2005, the Company respectfully submits the following responses to your paragraph number 4.

FORM  10-QSB-JUNE  30,  2005
----------------------------

CONTROLS  AND  PROCEDURES
-------------------------

4. The registrant hereby supplementally confirms that, as regards the comments you made in your July 12, 2005 letter relating to Form 10-KSB, the registrant will provide information comparable to that requested in your comments numbers 8 and 9 in all future filings, and as to comment number 7, the registrant respectfully submits the following proposed disclosure:

ITEM 8A.     CONTROLS AND PROCEDURES.

     (a) Evaluation of disclosure controls and procedures. The Company's chief executive officer and chief financial officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report (the "Evaluation Date"), have concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were (a) not adequately designed to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and (b) not effective to ensure that the information was accumulated and communicated to the Company's management to allow timely decisions regarding required disclosures.

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The material weakness, as observed by management in February and March 2005, was that, in the opinion of management, the assignments and work were not being completed by our accountants in a timely manner, such that the Company and its auditor would have the financial data required in order to timely meet its filing and reporting obligations under the Exchange Act. The Company believes these problems began in the first quarter 2005. The Company's management believes the delay in getting the necessary information and work product from our accountant and auditor was due in large part to the fact that they were located outside the U.S. and were foreign entities, and this seemed to cause time delays in getting work completed. Our chief executive officer and chief financial officer took immediate steps by obtaining a consulting accountant (Wayne Richardson, CPA) and engaging another accounting firm (Mark Bailey and Company) to prepare our financial statements for timely audit and review by our principal independent accountant and to integrate the financial accounting systems for the Company. We also obtained a domestic local auditor, Chisholm, Bierwolf and Nilson. Our chief executive officer and chief financial officer believe that these measures have improved our disclosure controls and procedures and made them effective in regard to timely accumulation and communication of financial information and data.


If you have any further questions or comments regarding these matters, please do not hesitate to contact me.


Thank  you  again  for  your  kind  cooperation  and  assistance.

Very  truly  yours,

/s/  James  E.  McKay

James  E.  McKay,
President  and  CEO


cc:   Michael  J.  Morrison,  Esq.

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